Exhibit 99.5

NICE Actimize Launches Dark Web Intelligence Solution
for Proactive Fraud Prevention

The IFM-X Dark Web Intelligence fraud prevention solution safeguards financial institutions, protects customer accounts and prevents fraud losses

Hoboken, N.J., November 15, 2021 – The growing amount of information on the Dark Web presents a range of complex fraud schemes and typologies that are increasingly difficult for financial service organizations (FSOs) to detect and stop. To address this problem, NICE Actimize, a NICE business (Nasdaq: NICE), today announced its IFM-X Dark Web Intelligence solution. Deploying comprehensive, multi-language coverage of the Dark and Deep Web, malware networks, private messaging platforms, and underground fraudster infrastructure and communities, the solution helps FSOs resolve the pervasive challenges they face in detecting dynamic fraud and account takeover threats.

Leveraging the power of NICE Actimize’s IFM-X industry-leading enterprise fraud management platform, the IFM-X Dark Web Intelligence solution provides immediate fraud prevention so FSOs can efficiently mitigate customer account takeover attempts, combat card fraud without causing undue customer friction, and block mule activity. The solution utilizes behavioral technology that provides targeted, continuously updated intelligence, and monitoring which can be deployed across post-breach and pre-fraud scenarios.

“Now more than ever, financial services firms need to be aware of dark web activity to protect their firm and customers. NICE Actimize supports them with enhancements to their existing fraud prevention efforts, which includes meaningful intelligence and behavioral analytics,” said Craig Costigan, CEO, NICE Actimize. “This approach ultimately strengthens their anti-fraud teams, strategies, and operations.”

The Dark Web Intelligence solution offers three different, curated data feeds and actionable dark and deep web intelligence across customer account takeovers, compromised payment cards, and mule accounts. The solution helps organizations proactively safeguard their customers when they are unknowingly compromised, delivering a better customer experience and preventing loss to the firm.

For a Fact Sheet and eBook on NICE Actimize’s Dark Web Intelligence solution, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.